August 16, 2024

Peter Altman
President and Chief Executive Officer
BioCardia, Inc.
320 Soquel Way
Sunnyvale, California 94085

       Re: BioCardia, Inc.
           Registration Statement on Form S-1
           Filed August 9, 2024
           File No. 333-281448
Dear Peter Altman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Austin March, Esq.